UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.

210 CARNEGIE CENTER

PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey	/s/ Ernst & Young LLP
June 29, 2010

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(Dollars in thousands)	2009	2008

Assets:
Investments at fair value:
Registered investment companies	$292,417	$193,958
Covance stock fund	100,965	88,343
Common collective trust	45,964	43,307
Participant loans	6,778	6,139
Total investments at fair value	446,124	331,747

Participant contribution receivable	940	820
Employer contribution receivable	298	645
Interest receivable	1	4
Total assets at fair value	447,363	333,216

Liabilities:
Unsettled participant activity	50	48
Net assets available for benefits at fair value	447,313	333,168

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	854	2,336

Net assets available for benefits	$448,167	$335,504

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

(Dollars in thousands)	2009	2008

Additions to (deductions from) net assets attributable to:
Investment income (loss):
Interest and dividends	$6,138	$9,985
Net appreciation (depreciation) in fair value of investments	75,626	(190,690)
Net investment income (loss)	81,764	(180,705)

Contributions:
Participant	29,113	26,597
Rollovers	3,783	2,781
Employer	17,621	15,579
Total contributions	50,517	44,957

Benefits paid to participants	(19,551)	(29,771)
Administrative fees	(67)	(38)
Net increase (decrease) in net assets available for benefits	112,663	(165,557)

Net assets available for benefits at beginning of year	335,504	501,061
Net assets available for benefits at end of year	$448,167	$335,504

See accompanying notes.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”).  The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance Inc. (the “Company”) does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations.  The Company makes a matching contribution to the Plan equal to three times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributes 6% or more of their eligible compensation.  The Company funds its matching contribution in cash, which is invested as elected by the participant.  At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum amount allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made to the Plan through December 31, 2009.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

1. Description of the Plan (continued)

Investment Elections

Participants may elect to have their contributions and Company matching contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have contributions invested in the Covance Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of any Discretionary Contributions and an allocation of the Plan’s earnings. Any Discretionary Contributions, if made, would be allocated pro rata based on participant account balances.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. If the balance of a participant’s account exceeds $1,000, they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Payments shall be distributed in cash, except to the extent that a participant had previously elected otherwise under the terms of the Plan as in effect at the time of such election. Benefit distributions are recorded when paid.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

1. Description of the Plan (continued)

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the prime rate, as published in the Wall Street Journal.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2009 and 2008, the balance of unused forfeited amounts available to offset future Company matching contributions and/or Plan administration expenses totaled $0.3 million for each year.  During 2009 and 2008, the Company utilized forfeited amounts totaling $0.9 million and $1.5 million, respectively, to offset matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company, these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices, except for the Fidelity Managed Income Portfolio Fund, which is a stable value investment in a common collective trust valued at contract value (see note 4). Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
(Dollars in thousands)	2009	2008

Covance Stock Fund	$15,888	$(72,301)
Shares of registered investment companies	59,738	(118,389)
	$75,626	$(190,690)

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
(Dollars in thousands)	2009	2008

Covance Stock Fund	$100,965	$88,343
Fidelity Managed Income Portfolio Fund	45,964	43,307
Fidelity Contrafund K	45,875	33,654
Fidelity Equity Income K Fund	24,006	17,250
Fidelity International Discovery K Fund	23,300	-

4. Common Collective Trust

The Plan holds investments in guaranteed investment contracts through the Fidelity Managed Income Portfolio Fund, which is a stable value investment in a common collective trust reflected at contract value. The investments in the Fidelity Managed Income Portfolio Fund are included in the statements of net assets available for benefits under “Investments at fair value: Common collective trust” at a fair value of $46.0 million and $43.3 million at December 31, 2009 and 2008, respectively. Fair value is calculated as the total fair value of the underlying assets plus the total wrapper rebid value (as applicable), which is calculated by discounting the annual rebid fee over the duration of the contract assets. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio Fund investments are recorded at their contract values, of $46.8 million and $45.6 million at December 31, 2009 and 2008, respectively, which are equal to the principal balance plus accrued interest.  The adjustment to reflect the Fidelity Managed Income Portfolio Fund at fair value at December 31, 2009 and 2008 totaled $0.9 million and $2.3 million, respectively.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

5. Fair Value Measurements (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
(Dollars in thousands)	Level 1	Level 2	Total

Covance stock fund	$100,965	-	$100,965
Mutual funds:
US bond and equities	182,089	-	182,089
International equities	27,020	-	27,020
Lifecycle funds	83,308	-	83,308
Common collective trust (1)	-	45,964	45,964
Participant loans	-	6,778	6,778
Total	$393,382	$52,742	$446,124

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for Plan benefits) was $46,818 as of December 31, 2009.  (See note 4.)

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

(Dollars in thousands)

Net assets available for benefits per the financial statements	$448,167
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(854)
Net assets available for benefits per the Form 5500	$447,313

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2009

(Dollars in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value

	Value of interests in registered investment companies:

Fidelity Investments*	Fidelity Contrafund K**; 787,546 shares	***	$45,875
Fidelity Investments*	Fidelity Equity Income K Fund**; 613,494 shares	***	24,006
Fidelity Investments*	Fidelity International Discovery K Fund**; 769,481 shares	***	23,300
Fidelity Investments*	Fidelity Freedom 2030 Fund**; 1,594,865 shares	***	19,760
Fidelity Investments*	Fidelity Freedom 2020 Fund**; 1,571,019 shares	***	19,716
Fidelity Investments*	Fidelity Freedom 2040 Fund**; 2,721,247 shares	***	19,484
Fidelity Investments*	Fidelity US Bond Index Fund**; 1,612,382 shares	***	17,833
Fidelity Investments*	Fidelity Balanced K Fund**; 1,015,803 shares	***	16,619
Fidelity Investments*	Neuberger Berman Genesis Trust; 365,829 shares	***	13,814
Fidelity Investments*	Fidelity Export & Multinational K Fund**; 630,246 shares	***	12,359
Fidelity Investments*	Fidelity Magellen K Fund**; 190,438 shares	***	12,239
Fidelity Investments*	Baron Growth Fund; 225,762 shares	***	9,326
Fidelity Investments*	Fidelity Mid Cap Stock K Fund**; 361,155 shares	***	8,451
Fidelity Investments*	Fidelity Freedom 2010 Fund**; 587,041 shares	***	7,344
Fidelity Investments*	Spartan US Equity Index Fund; 174,060 shares	***	6,863
Fidelity Investments*	Fidelity Freedom 2050 Fund**, 648,426 shares	***	5,414
Fidelity Investments*	Oakmark Select I; 186,347 shares	***	4,526
Fidelity Investments*	Fidelity Capital Appreciation K Fund**; 200,209 shares	***	4,297
Fidelity Investments*	Goldman-Sachs Mid-Cap Value Fund; 128,080 shares	***	3,736
Fidelity Investments*	Spartan International Index Fund; 111,214 shares	***	3,720
Fidelity Investments*	Fidelity Freedom Income Fund**; 266,455 shares	***	2,862
Fidelity Investments*	Fidelity Freedom 2035 Fund**; 247,177 shares	***	2,536
Fidelity Investments*	Fidelity Freedom 2045 Fund**; 285,430 shares	***	2,418
Fidelity Investments*	Western Asset Core Plus Bond Fund; 211,560 shares	***	2,145
Fidelity Investments*	Fidelity Freedom 2025 Fund**; 173,322 shares	***	1,801
Fidelity Investments*	Fidelity Freedom 2015 Fund**; 130,136 shares	***	1,356
Fidelity Investments*	Fidelity Freedom 2000 Fund**; 48,184 shares	***	547
Fidelity Investments*	Fidelity Freedom 2005 Fund**; 6,936 shares	***	70
	Total value of interest in registered investment companies		292,417

Covance Inc. **	Covance stock fund:
	Common stock; 1,796,591 shares	***	98,040
	Fidelity Institutional Cash–Money Market CL1**; 2,925,045 shares	***	2,925
	Total value of Covance stock fund		100,965

Fidelity Investments*	Common collective trust: Fidelity Managed Income Portfolio Fund**; 46,819,094 shares	***	45,964
Participant loans**	Interest rates ranging from 4.25% to 10.50% and maturing at various dates through 2024	***	6,778
	Total investments		$446,124

*      Fidelity Investments Institutional Operations Company, Inc.

**    Party-in-interest

***  Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 29, 2010

/s/ Raul Valentin
Raul Valentin
V.P. Global Recruitment and Rewards
Covance Inc.

Exhibit Index

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm